September 18, 1996


Via Facsimile Transmission


Mr. Vijay Mallya
Chairman
The UB Group
One Harbor Drive, Suite 102
Sausalito, California  94965

Re:  Letter of Intent

Dear Vijay:

     This Letter of Intent sets forth the terms and conditions of the proposed purchase by The UB Group (the "Purchase") of an equity interest in Nor'Wester Brewing Company ("Nor'Wester") and Willamette Valley, Inc. Microbreweries Across America ("WVI") (together the "Affiliated Companies"). The purchaser will be The UB Group or a corporation controlled by Mr. Vijay Mallya, Chairman of The UB Group (the "Purchaser").


A.   Securities to be Purchased and Purchase Price.

     1. At the Closing as defined in Section B.5 below, Purchaser will purchase securities in the Consolidated Corporation as defined in Section G below(the "Securities") which Securities shall represent, on a fully-diluted and consolidated basis, a 26% interest in the Consolidated Corporation equal in amount to the 26% interest, on a fully-diluted and consolidated basis, which will be held by Bernau in the Consolidated Corporation. Currently, Bernau owns [910,618] shares of common stock of Nor'Wester, representing approximately [25.5%] of Nor'Wester's outstanding shares, and [3,018,444] shares of common stock of WVI, representing approximately [62.2%] of WVI's outstanding shares.

     2.  The purchase price for the Securities will consist of
(i) $9.0 million payable in cash upon Closing of the Purchase,
(ii) the issuance of equity or a warrant to acquire equity representing a fair market value of $2.0 million in an entity to-be-formed ("Kingfisher North America") which entity will have the exclusive right to produce, market and sell in North America certain beer brands of The UB Group, including the Kingfisher, Flying Horse and Taj Mahal beer brands ("the Kingfisher Brands"),
(iii) the exclusive right to produce, on reasonable terms to be negotiated between the parties, all Kingfisher Brand beer produced outside India for sale in North America, and (iv) the contribution of consulting time and energy from management personnel of The UB Group, the amount of time and the persons who will provide such consulting to be determined by the parties.


B.   Bridge Loan, Execution of Investment Agreement and Closing.

     1. Upon execution of this Letter of Intent by Bernau, the Affiliated Companies and Purchaser, and the execution of any documents necessary to evidence the loan described herein, Purchaser will loan to Nor'Wester and WVI a total of $500,000 (the "Initial Bridge Loan"). The Initial Bridge Loan shall bear interest at the prime rate plus 3% and shall be guaranteed by Bernau and secured by shares of Nor'Wester common stock held by Bernau representing a fair market value of $700,000 on the date of such loan.

     2. Not later than 30 days from execution of this Letter of Intent, the parties shall enter into a definitive Investment Agreement detailing the terms of the Purchase. The date on which the Investment Agreement is executed is hereinafter referred to as the "Execution Date".

     3. Between the Execution Date and Closing, Purchaser will loan to Nor'Wester and WVI additional amounts as are reasonably needed to fund the planned growth and operations of each of Nor'Wester and WVI's subsidiary breweries (the "Additional Bridge Loans"). The amount and terms of all Additional Bridge Loans shall be mutually determined in good faith between the parties.

     4. At Closing, the amount of the Initial Bridge Loan and any and all Additional Bridge Loans shall either be (i) converted into the Securities of the Consolidated Corporation and the $9.0 million cash purchase price described in Section A.2 above shall be reduced accordingly, or (ii) repaid to Purchaser in a manner so as to achieve Purchaser's tax objectives.

     5. Closing of the Purchase (the "Closing") will occur as soon as practicable following (i) completion of the consolidation of Nor'Wester, WVI and WVI's subsidiary breweries as described in Section G below, and (ii) the meeting or waiver of any and all other closing conditions to which the parties may mutually agree.


C.   Conditions.

     The parties' obligations to consummate the Purchase and related transactions are subject to the following conditions:

     1. The negotiation, preparation and execution of (a) a definitive Investment Agreement consistent with the requirements listed in Section D below, together with all other documents, schedules and instruments necessary to fully issue the Securities to Purchaser; (b) a Management and Technical Services Agreement consistent with the terms set forth in Section H below, and (c) an employment agreement and voting agreement consistent with the terms set forth in Sections F.1 and 2 below.

     2. The obtaining of all required consents and approvals, if any, from all third parties, including without limitation the approval of the respective boards of directors of the Affiliated
Companies and Purchaser.

     3. The completion of a due diligence review and investigation by Purchaser, its counsel, accountants and other advisers, of the assets, liabilities, business and financial condition of the Affiliated Companies, all of which must be satisfactory to Purchaser in its sole and unfettered discretion.

     4. The receipt of such formal and informal opinions of counsel as the Affiliated Companies and Purchaser may each require concerning such matters as may be of concern to them.

     5. The Affiliated Companies' performance of their obligations described in Sections E.1, H, I, J and K below.


D.   Investment Agreement.

     The Investment Agreement will, among other things, include:

     1. Provisions reflecting the sale and purchase of the Securities, purchase price, payment, indemnification against liabilities, closing requirements and covenants pursuant to Sections A through H of this Letter of Intent.

     2. Representations and warranties as to such matters as the parties may require, subject only to those exceptions that may be disclosed in written schedules acceptable to the parties and attached to the Investment Agreement.

          a. By way of illustration and not limitation, the Investment Agreement shall include representations and warranties by the Affiliated Companies as to:

               (1)   the legal status and authority of the
Affiliated Companies;

               (2)   the authorization and validity of the
Investment Agreement and all related agreements as to the Affiliated Companies;

               (3)   the ownership structure of the Affiliated
Companies and existence and structure of any subsidiaries or affiliates of the Affiliated Companies;

               (4) the status of all consents and approvals required to be obtained by the Affiliated Companies to consummate the Purchase;

               (5) the Affiliated Companies' compliance with all laws, and the status of all licenses and permits applied for or obtained for the operation or contemplated operation of their respective businesses;

               (6)   information relating to the Affiliated
Companies' material contracts;

               (7)   the status of any pending or threatened
litigation or other proceedings involving the Affiliated
Companies or their assets;

               (8) the accuracy of the Affiliated Companies' financial statements, and information relating to the Affiliated
Companies' taxes, debts and other liabilities;

               (9)   the Affiliated Companies' title to all
material assets used in the operation of their respective businesses;

              (10) such matters that bear on the validity and scope of the Affiliated Companies' trademarks and trade names as Purchaser may reasonably require;

              (11)   information relating to the Affiliated
Companies' employees, compensation and benefit policies and programs;

              (12)   information relating to the Affiliated
Companies' actual and prospective customers and suppliers; and

              (13)   the accuracy and completeness of all
disclosures made to Purchaser.

           b. By way of illustration and not limitation, the Investment Agreement shall include representations and warranties by Purchaser as to:

              (1)   Purchaser's legal status and authority;

              (2)   the authorization and validity of the
Investment Agreement and related documents as to Purchaser; and

              (3)   the status of any pending or threatened
litigation or other proceeding involving Purchaser.


E.   Covenants.

     1. From the date on which the parties execute this Letter of Intent through the date of Closing, the Affiliated
Companies will not issue any shares of their capital stock or securities convertible into shares of their capital stock without the prior written consent of Purchaser; provided, however, that the Affiliated Companies may issue shares of their capital stock to employees and consultants pursuant to outstanding options granted to such persons by the respective board of directors of each Affiliated Company.

     2. The Affiliated Companies and The UB Group will fully cooperate on (i) the development of any microbrewed beverage products produced and/or sold outside North America or India, including the export of Nor'Wester beer or any beer brands of WVI's subsidiaries, (ii) the possible acquisition of other brands or facilities for the production or sale of microbrewed beverages outside North America or India, and (iii) any other opportunities that arise outside North America or India relating to the production and sale of microbrewed beverage products. So long as Purchaser continues to hold securities of the Affiliated Companies and for a period of six (6) months thereafter, The UB Group shall not compete with the Affiliated Companies in the production, marketing, sale and distribution of microbrewed beverage products within the North America market; provided, however, that this noncompete shall not apply to the production, marketing, sale and distribution of the Kingfisher Brands in North America which activities shall be the exclusive right of Kingfisher North America. Any opportunity which The UB Group develops or becomes aware of relating to the production, marketing, sale and distribution of microbrewed beverage products within North America (except opportunities related to the Kingfisher Brands) shall be presented to the Affiliated Companies for pursuit exclusively by such companies, and The UB Group shall cooperate with the Affiliated Companies in the pursuit of such opportunities. If the Affiliated Companies are unwilling or unable to pursue a particular opportunity, then The UB Group will be free to purse such opportunity.

     3. Following the Closing and so long as Purchaser continues to hold securities representing at least 10% of the outstanding voting securities of the Consolidated Corporation, then Purchaser shall have the right to participate in any further financings by the Consolidated Corporation in an amount or amounts necessary to enable Purchaser to maintain its percentage ownership in such corporation, provided, however, that Bernau shall also have the same rights as conferred by this Section E.3. If Bernau is unwilling or unable to maintain his percentage ownership in the Consolidated Corporation, then Purchaser shall have the right to exercise Bernau's pre-emptive right.

     4. Following the Closing and so long as Purchaser continues to hold securities representing at least 10% of the outstanding voting securities of the Consolidated Corporation, then the Consolidated Corporation will not issue securities to any party which would enable such party to exceed the ownership interest of Purchaser.

     5. Following the Closing, the Consolidated Corporation may not, without the prior written consent of Purchaser, issue any securities (i) having contractual rights, privileges or preferences which equal or are senior to the securities issued to Purchaser or (ii) which by the terms of the Consolidated Corporation's charter documents are senior to the securities issued to Purchaser.

     6. At Closing, Purchaser shall be granted customary demand and piggyback registration rights with respect to the Securities issued to it by the Consolidated Corporation.

     7. At Closing, each of Bernau and Purchaser shall enter into an agreement granting the other a right of first refusal to purchase the securities which they own in the Consolidated
Corporation.


F.     Governance of the Consolidated Corporation Following the
Date Closing.

       1. At the Closing, the board of directors of the Consolidated Corporation shall be composed of seven persons, consisting of two persons selected by Bernau, two persons selected by Purchaser (one of whom shall be Vijay Mallya who shall be Chairman of the Board), and three outside directors each of whom shall be mutually satisfactory to Bernau and Purchaser. To the extent possible, Purchaser shall also have representation on any committees of the board. At the Closing, Bernau and Purchaser shall enter into a voting agreement to reflect the parties' continuing obligation to vote their shares for the election of directors of the Consolidated Corporation consistent with the above-described board composition.

      2. Bernau shall remain as President and CEO of each of the Affiliated Companies and the Consolidated Corporation, and at the Closing will execute an employment agreement, which agreement shall include a noncompete provision, reasonable severance terms and customary demand and piggyback registration rights by Bernau to require the Consolidated Corporation to register his shares for sale if he is terminated as President and CEO. The terms and conditions of the employment agreement shall be acceptable to Bernau and Purchaser.

     3. Pointing toward growth, the parties acknowledge and understand that the Consolidated Corporation will need to hire additional key personnel in the areas of finance/administration, operations and sales and marketing. The parties agree to cooperate in identifying and retaining highly qualified individuals to serve in these areas. Any individuals nominated by Purchaser will be given strong consideration by the board of directors of the Consolidated Corporation.

     4. Regardless of the level of their respective ownership interests in the Consolidated Corporation, Bernau and Purchaser will each use good faith effort to operate the company as equal partners, meaning they will seek consensus and compromise in all significant decisions affecting the company.

G.   Consolidation of Affiliated Companies.

     The parties understand and acknowledge that to reduce operating costs, strengthen overall management and prepare for further growth of brewing operations potentially fueled by a major public financing, it is in their collective best interest to consolidate the Affiliated Companies and the subsidiary brewery companies of WVI into or under a single entity (the "Consolidated Corporation"). Since each of the corporations involved in such a consolidation is a publicly-held corporation, the consolidation will be costly and time consuming, will require registration of the consolidating transaction with the Securities and Exchange Commission and will require approval by the shareholders of the corporations involved. The timing and structural process by which such a consolidation occurs will require full review by the parties involved. Assuming the Investment Agreement is executed, then the parties agree to proceed with such consolidation at the earliest convenience.


H.     Management and Technical Services Agreement.

       At the Closing, the Consolidated Corporation shall enter into a Management and Technical Services Agreement (the "Services Agreement") with The UB Group whereby the Consolidated Corporation will receive certain management and technical services to be performed by key personnel of The UB Group selected by the parties. The term of the Services Agreement shall be 10 years and as payment for the services provided under the Services Agreement, The UB Group shall receive a fee in the amount shown on Schedule A attached hereto. The services provided under the Services Agreement are in addition to the services contemplated as part of the purchase price for the Securities paid by Purchaser as described in Section A.2 above


I.     Access, Information, Confidentiality, Announcements.

       1. The Affiliated Companies will provide Purchaser, including Purchaser's counsel, accountants and other advisers, with access to the Affiliated Companies' employees and agents and other persons with whom the Affiliated Companies have a business relationship, and will provide Purchaser on a timely basis with all documents and other information Purchaser may request, to enable Purchaser to perform the due diligence review and investigation described in Section C.3 of this Letter of Intent.

       2. Purchaser agrees that if a definitive Investment Agreement is not entered into, Purchaser will hold in confidence all documents, material and other information which Purchaser shall have obtained regarding the Affiliated Companies and their respective businesses in accordance with the terms of a Confidentiality Agreement to be executed by Purchaser.

       3. No announcement, discussion, press release or other publication of this Letter of Intent, the possibility of the Purchase or the negotiations and discussions between Purchaser and the Affiliated Companies may be made or issued by one party without the written authorization of the other party, except that each party may seek the advice of its counsel, accountants and other advisers with respect thereto.


J.     Conduct of Business.

       Until the Closing, except with the prior written consent of Purchaser, which shall not be unreasonably withheld:

       1.   the Affiliated Companies will:

            a. maintain their books, accounts and records in the usual, regular and ordinary manner;

            b.   pay and discharge when due all taxes,
assessments and governmental charges imposed upon them or any of their properties, or upon the income or profit therefrom;

            c. fully and timely perform their obligations under all contracts, agreements, instruments and arrangements; and

            d. operate in such a manner as to assure that the representations and warranties of the Affiliated Companies set forth in the Investment Agreement will be true and correct as of the Closing.

       2.   the Affiliated Companies will not:

            a. incur any indebtedness for borrowed money (other than loans provided by one or more financial institutions which loans may be secured by assets of the Affiliated Companies and their subsidiaries), make any loans or advances (other than in the normal course of business consistent with prior practice) to any individual, firm or unaffiliated corporation or assume, guarantee or endorse or otherwise become responsible for the obligation of any other individual, firm or unaffiliated corporation; or

            b. take any other action which would adversely affect or detract from the value of their assets or their business.


K.   "No Shop" Clause.

     The Affiliated Companies acknowledge that, upon execution of this Letter of Intent, Purchaser will proceed with its due diligence investigation, will retain counsel, accountants and other advisers, and will commence preparation of documents to implement the terms hereof. Accordingly, from the date of this Letter of Intent through a date not later than 210 days following the Execution Date, or if the Execution Date does not occur, 60 days following the date of this Letter of Intent, neither Bernau, nor the Affiliated Companies nor the Affiliated Companies's employees or agents will directly or indirectly contact, solicit from, or negotiate with anyone other than Purchaser regarding the sale or potential sale of the assets, the business or any ownership interest in the Affiliated Companies.


L.     Miscellaneous Provisions.

       1. If suit or action is instituted to interpret or enforce any binding provision of this Letter of Intent, the prevailing party shall be entitled to recover reasonable attorney fees from the losing party in the trial and all appellate courts, in addition to any other recovery and costs. The attorney fee award shall include a reasonable amount in connection with enforcement of the judgment.

       2. The validity, construction, enforceability and effect of this Letter of Intent, and the rights and obligations of the parties, shall be determined in accordance with the laws of the State of California other than California's laws concerning conflicts of laws.

       3. All disputes relating to this Letter of Intent shall be litigated only in the state and federal courts located in San
Francisco County, California.

       4. This Letter of Intent may be executed in any number of counterparts, and by different parties hereto on separate counterparts, and all counterparts shall constitute a single document. The execution and delivery of any counterpart by any person shall have the same force and effect as if that person had executed and delivered all other counterparts. The electronic facsimile transmission of a copy of this Letter of Intent by any party shall have the same force and effect as the physical delivery to the other party of an original counterpart bearing the first party's signature.


M.     Effect of This Letter of Intent.

The parties shall be bound by Sections E.1, I, J, K and L above. Otherwise, this Letter of Intent is an expression of intent only, and neither party shall be legally bound to the other in any respect unless and until a definitive Investment Agreement has been signed by all parties. Furthermore, this Letter of Intent shall not give rise to an agreement by estoppel, or be the basis for a claim based on detrimental reliance or any other theory, it being understood that the parties have expressed an intent to proceed but do not intend to be legally bound to one another to proceed with the proposed issuance and sale of the Securities, or to become legally bound to one another in any respect, unless and until a definitive Investment Agreement is signed. Purchaser and the Affiliated Companies agree to proceed promptly in the preparation and negotiation of the definitive Investment Agreement. Regardless of whether a definitive Investment Agreement is entered into or whether the Purchase is consummated, Purchaser and the Affiliated Companies will bear their own expenses for this transaction.


             [SIGNATURES TO FOLLOW ON NEXT PAGE]


If the foregoing correctly sets forth our understanding, please sign and return to me a copy of this Letter of Intent indicating your agreement.

                                   Very truly yours,

                                   /s/ James W. Bernau

                                   James W. Bernau

ACCEPTED AND AGREED TO:

Purchaser


     /s/ Vijay Mallya                      September 18, 1996
     Vijay Mallya,                         Date
     Chairman of the Board of Directors


Nor'Wester Brewing Company, Inc.


     /s/ James W. Bernau                   September 22, 1996
     James W. Bernau,                      Date
     Chairman of the Board of Directors


Willamette Valley, Inc. Microbreweries Across America


     /s/ James W. Bernau                   September 22, 1996
     James W. Bernau,                      Date
     Chairman of the Board of Directors